FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

Hut 8 Mining Production and Operations Update for August 2023

At 9,255 BTC, Hut 8 continues to have one of the largest self-mined Bitcoin reserves of any publicly traded company 103 Bitcoin mined in August

TORONTO, September 12, 2023 /CNW/ – Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), ("Hut 8” or the “Company”) one of North America’s largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, mined 103 Bitcoin in August 2023.

Production highlights for August 2023:

•	103 Bitcoin were generated, resulting in an average production rate of approximately 3.3 Bitcoin per day
•	No Bitcoin were sold during the month
•	Total balance of Bitcoin in reserve was 9,255 on August 31 – 7,158 of which was unencumbered
•	Installed ASIC hashrate capacity at our Alberta facilities was 2.6 EH/s at the end of the month
•	Hut 8 produced 39.6 BTC/EH in August

Operational highlights:

•	Repair and restoration efforts at our Drumheller, Alberta site continued as the team repaired more than 2,253 hashboards throughout the month, and the site is currently operating at approximately 25% of its total installed hash rate.
•	Despite a sharp increase in market energy prices last month, the team utilized mutually beneficial terms in the Electric Service Agreement covering its Medicine Hat site, which provides the opportunity for both parties to benefit from high prices in the Alberta power market while helping to stabilize the electrical grid.
•	Hut 8 High Performance Computing completed upgrades at our Kelowna data centre in early August, adding 100G diverse network infrastructure, improving reliability, capacity, and routing for customers.

“Our 9,255 Bitcoin held on balance sheet continues to provide Hut 8 and our shareholders with a strategic and differentiated advantage that we’re bullish on as we head into the halving,” said Jaime Leverton, CEO of Hut 8. “Our progress toward completing our transaction with USBTC continues with our shareholder meeting to approve the transaction set for September 12. If all conditions are met and approvals are attained, the new Hut 8 will have highly diversified fiat revenue streams, robust self-mining capacity, and 825 MW of total power under management.”

About Hut 8

Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on X (formerly known as Twitter) at @Hut8Mining.

Cautionary Note Regarding Forward–Looking Information

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin network dynamics; the Company’s ability to advance its longstanding HODL strategy; the Company’s ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company’s ability to continue mining digital assets efficiently; the sale of the Company’s Bitcoin production and the proposed use of proceeds from such sale; the Company’s plans with respect to the energization of the miners that were removed from the North Bay facility; the Company’s expected recurring revenue and growth rate from its high performance computing business; the remediation of the operational issues at the Company’s Drumheller facility, and the timing thereof; expectations related to Hut 8 Corp.’s hashrate and self-mining capacity; the ability of Hut 8 and US Bitcoin Corp to complete the proposed business combination transaction, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; and the Company’s ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination (the “Transaction”) of Hut 8 and U.S. Data Mining Group, Inc. (dba US Bitcoin Corp.) (“USBTC”), that, if completed, would result in Hut 8 Corp. (“New Hut”) becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

Hut 8 Investor Relations

Sue Ennis

sue@hut8.io

Hut 8 Media Relations

Erin Dermer

erin.dermer@hut8.io